RVPLUS INC.
4278 S. Chegwidden Lane
Taylorsville, Utah 84123
 (801) 674-3757

November 18, 2010

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-6010

Re:	RVPLUS INC.
File No. 333-168768

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form S-1/A, File No. 333-168768, to 12:00 P.M. on November 22, 2010, or as soon as practicable thereafter.

The Company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declares the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

RVPLUS INC.

By:   /s/ Christopher M. Day
Christopher M. Day
President, Chief Executive Officer,
Principal Accounting Officer,
Chief Financial Officer and Director